Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: July 9, 2021

SAB Biotherapeutics to Present at the Ladenburg

Thalmann Annual Healthcare Conference 2021

July 09, 2021 07:00 AM Eastern Daylight Time

SIOUX FALLS, S.D.--(BUSINESS WIRE)--SAB Biotherapeutics (SAB), a clinical-stage biopharmaceutical company with a novel immunotherapy platform that produces specifically targeted, high-potency, fully-human polyclonal antibody therapeutics, today announced that Eddie J. Sullivan, PhD, co-founder, president and CEO, will present at the Ladenburg Thalmann Annual Healthcare Conference on Tuesday, July 13 at 5:00 p.m. ET.

On June 22, 2021, SAB announced a planned merger with Big Cypress Acquisition Corp. (NASDAQ:BCYP). The transaction is expected to close in the fourth quarter of 2021.

About SAB Biotherapeutics, Inc.

SAB Biotherapeutics, Inc. (SAB) is a clinical-stage biopharmaceutical company advancing a new class of immunotherapies based on its human polyclonal antibodies. SAB has applied advanced genetic engineering and antibody science to develop transchromosomic (Tc) Bovine™ herds that produce fully-human antibodies targeted at specific diseases, including infectious diseases such as COVID-19 and influenza, immune system disorders including type 1 diabetes and organ transplantation, and cancer. SAB’s versatile and scalable DiversitAb™ platform is applicable to a wide range of serious unmet needs in human diseases. It rapidly produces natural, specifically-targeted, high-potency, human polyclonal immunotherapies at commercial scale. SAB is currently advancing multiple clinical programs and has a number of collaborations with the US government and global pharmaceutical companies. For more information on SAB, visit: www.sabbiotherapeutics.com and follow @SABBantibody on Twitter.

About Big Cypress Acquisition Corp.

Big Cypress Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses with a focus within the life sciences industry. The Company is led by Chief Executive Officer, Chief Financial Officer and Director Samuel J. Reich. For more information, visit www.bigcypressaccorp.com.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the development of SAB-185, and the proposed business combination between Big Cypress and SAB. These statements are based on the current expectations of SAB and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumption and are beyond the control of SAB.

Additional Information and Where to Find It

Big Cypress intends to publicly file a registration statement on Form S-4 with the SEC (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Big Cypress intends to mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Big Cypress will send to its stockholders in connection with the proposed business combination. Investors and security holders of Big Cypress are advised to read, when available, the proxy statement/prospectus in connection with Big Cypress’ solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination (and related matters) because the proxy statement/prospectus will contain important information about the proposed business combination and the parties to the proposed business combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Big Cypress as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website http://www.sec.gov or by directing a request to ir@bigcypressaccorp.com.

Participants in the Solicitation

Big Cypress, SAB and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Big Cypress’ stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Big Cypress’ directors and officers in Big Cypress’ filings with the SEC including the Registration Statement that has been submitted to the SEC by Big Cypress, once finalized, which will include the proxy statement of Big Cypress for the proposed business combination, and such information and names of SAB’s directors and executive officers also be in the Registration Statement submitted to the SEC by Big Cypress, which will include the proxy statement of Big Cypress for the proposed business combination.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Big Cypress or SAB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

SAB Biotherapeutics

Melissa Ullerich

+1 605-679-4609

mullerich@sabbiotherapeutics.com

Big Cypress Acquisition Corp.

Barbara Lindheim

+1 917-355-9234

blindheim@bllbiopartners.com